Tofutti® BRAND

TOFUTTI BRANDS INC.

2008 ANNUAL REPORT

Description of Business

We are engaged in the development, production and marketing of TOFUTTI® brand nondairy frozen desserts and other food products. TOFUTTI products are nondairy, soy-based products which contain no butterfat, cholesterol or lactose. Our products are 100% milk free yet offer the same texture and full-bodied taste as their dairy counterparts. Our products are also free of cholesterol and derive their fat from soy and corn, both naturally lower in saturated fat than dairy products.

Our strategy is to solidify and enhance our position as a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores in the United States and abroad. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or dairy to these markets. We focus our marketing efforts toward those consumers who find our products essential to their everyday diets because of health, lifestyle or religious reasons. As part of this strategy, we seek to achieve brand awareness through product innovation, eye-catching packaging, trade advertising and a strong word-of-mouth marketing program. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products and strong brand awareness will continue to provide us with a competitive advantage.

Table of Contents

Dear Shareholder: B"H

Despite the tough economic environment, we were able to increase our sales by a modest amount in fiscal 2008. During 2008, we once again recorded increased sales for our BETTER THAN CREAM CHEESE, SOUR SUPREME and TOFUTTI SOY-CHEESE SLICES. Our number one product, TOFUTTI CUTIES, remained a best selling novelty frozen dessert nationally. We continue to believe that the business plan we formulated last year, to concentrate on our core business of non-dairy frozen desserts and soy-cheese products, will drive the growth in our sales and operating income, subject to the vagaries of our current economic climate.

Like most companies in 2008, we faced a number of economic headwinds that did not allow us to meet our operating margin and net income goals. The entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries, the general economic situation here in the United States and in the first half of the year, the cost of petroleum, from which a number of our packaging items are produced. We expect that these costs will not decline significantly in 2009. In 2008, we succeeded in minimizing the impact of increases in shipping costs since the costs associated with shipping our frozen dessert novelties from our new ice cream co-packer in Indiana to the West Coast is more cost-effective than shipping them from our third-party Mountville, Pennsylvania warehouse or from our former frozen dessert novelties manufacturer's location. We also benefited from increased shipments directly to chain warehouses, and in some instances, we increased the minimum size of orders to customers where we paid the freight, which reduced our shipping costs.

In 2009, we intend to continue with our long standing commitment to develop new products and invest in our future. Product development expenses increased to $590,000 in fiscal 2008 as compared to $481,000 in fiscal 2007. We believe that product development costs in 2009 will remain consistent with fiscal 2008 costs.

Going forward, we intend to pursue our goals to increase our sales, expand our operating margins and improve our cash flows from operations. We remain confident in our strategy and the attractiveness of our products and are focused on our objective to become a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores in the United States and abroad.

Thank you for your ongoing support.

Sincerely,

David Mintz

David Mintz
Chairman and Chief Executive Officer

We offer a broad product line of nondairy soy-based products. Our products include frozen desserts, nondairy cheeses and spreads, other frozen food products and several dry grocery items.

Frozen Desserts

- Premium **TOFUTTI®** nondairy frozen dessert, available in prepacked pints, three-gallon cans, and soft serve mix, is sold nationally in supermarkets, health food stores, retail shops, and restaurants. Premium **TOFUTTI** was the first nondairy frozen dessert to be marketed to the general public through supermarkets. We currently offer nine flavors of premium, hard frozen **TOFUTTI** in pints: Vanilla, Chocolate Supreme, Wildberry Supreme, Vanilla Almond Bark®, Vanilla Fudge, Chocolate Cookie Crunch and Better Pecan®. Premium **TOFUTTI** soft serve mix is available in Vanilla and Chocolate. **TOFUTTI** in three gallon bulk cans is available in Vanilla, Chocolate Supreme and Vanilla Almond Bark.

- **TOFUTTI CUTIES®**, our best selling product, are bite size frozen sandwiches combining a Vanilla, Cookies and Cream, Chocolate, Peanut Butter, Mint Chocolate Chip, Wild Berry, or Coffee filling between two chocolate wafers. Half the size of traditional ice cream sandwiches, **TOFUTTI CUTIES** offer consumers a portion controlled treat. Unlike ice cream sandwiches, **CUTIES** are totally dairy free, without butterfat or cholesterol, yet with the same great taste that makes ice cream sandwiches one of the best selling novelties in the freezer case. Like all our frozen dessert products, they are completely trans fat free, including the wafers. For those individuals who cannot have chocolate, our **TOTALLY VANILLA TOFUTTI CUTIE** is vanilla **TOFUTTI** between two vanilla wafers, while our **KEY LIME CUTIE** combines lime-flavored **TOFUTTI** between two vanilla wafers. Using the same vanilla wafers, we also offer the **WAVE CUTIE™**, which has a strawberry sauce blended with creamy vanilla **TOFUTTI**.

- **TOTALLY FUDGE POPS®, CHOCOLATE FUDGE TREATS,** and **COFFEE BREAK TREATS** are stick novelties that offer the consumer the same taste as real fudge or coffee bars. The **TOTALLY FUDGE POPS,** made with organic sugar and with no gluten added, have 70 calories and 1 gram of fat per bar, while fat free, no sugar added **CHOCOLATE FUDGE TREATS** and **COFFEE BREAK TREATS™** have only 30 calories per bar. Both **TREATS** are ideal for anyone on either a low fat or low carb diet.

- **MINT BY MINTZ** are no sugar added stick novelties shaped just like **TREATS,** with a mint-flavored **TOFUTTI** center, covered with a thick, dark chocolate coating.

- **MARRY ME BARS™** are stick novelties that feature creamy vanilla **TOFUTTI** surrounded with a dark chocolate coating. Made with organic sugar and with no gluten added, **MARRY ME BARS** satisfy important diet requirements of certain consumers with that great **TOFUTTI** taste.

Nondairy Cheese Products

- **BETTER THAN CREAM CHEESE®** is similar in taste and texture to traditional cream cheese, but is milk and butterfat free and contains no cholesterol. It is as versatile as real cream cheese, whether spread on a bagel, used as a dip for snack items, such as crackers or chips, or used in any favorite recipe. The 8 oz. retail packages are available in Plain, French Onion, Herbs & Chives, Smoked Salmon, Garlic & Herb, and Garden Veggie flavors. The plain version is also available in 30 lb. bulk boxes.

- **SOUR SUPREME®** is similar in taste and texture to traditional sour cream, but is milk and butterfat free and contains no cholesterol. **SOUR SUPREME** has the versatility of sour cream with the added benefit of being dairy free. The 12 oz. retail packages are available in Plain and Guacamole. The plain version is also available in 30 lb. bulk boxes. Like **BETTER THAN CREAM CHEESE, SOUR SUPREME** is sold nationally in most health food stores and select supermarkets.

- For consumers concerned with their fat and calorie intake, **TOFUTTI** also offers versions of **BETTER THAN CREAM CHEESE AND SOUR SUPREME** without partially hydrogenated fat and no trans fatty acids. They are also made with organic sugar and are available in most health food stores. Non-hydrogenated fat **BETTER THAN CREAM CHEESE** is available in plain, chopped olive and cheddar flavors.

- **TOFUTTI SOY-CHEESE SLICES™** offer consumers a delicious nondairy, vegan alternative to regular cheese slices and contain no trans fatty acids. Available as individually wrapped slices in 8 oz. packages, **TOFUTTI SOY-CHEESE SLICES** are sold in most health food stores and select supermarkets and come in two types: Mozzarella and American.

Other Food Products

- **TOFUTTI PIZZA PIZZAZ** combines a delicious pan crust, zesty sauce and **TOFUTTI** totally dairy free **BETTER THAN MOZZARELLA CHEESE** into a completely authentic, yet healthy pizza. **TOFUTTI PIZZA PIZZAZ** is sold three squared slices to a package and is available in freezer cases in select supermarkets and health food stores.
- **TOFUTTI BLINTZES** are frozen crepes filled with **TOFUTTI BETTER THAN CREAM CHEESE** that are dairy and cholesterol free, yet taste just like real cheese blintzes. Our **BLINTZES** can be served hot, warm, or slightly chilled as a main meal or a snack.

Market for Common Equity and Related Stockholder Matters

Our common stock has traded on the American Stock Exchange under the symbol TOF since October 29, 1985. Each share ranks equally as to dividends, voting rights, participation in assets on winding-up and in all other respects. No shares have been or will be issued subject to call or assessment. There are no preemptive rights, provisions for redemption or for either cancellation or surrender, or provisions for sinking or purchase funds.

The following table sets forth the high and low sales prices as reported on the American Stock Exchange for the two most recent fiscal years:

Quarter Ended	High	Low
March 31, 2007	$3.25	$2.91
June 30, 2007	3.15	2.71
September 29, 2007	3.20	2.59
December 29, 2007	3.77	2.51
March 29, 2008	3.35	2.55
June 28, 2008	3.15	2.61
September 27, 2008	2.99	2.54
December 27, 2008	2.65	1.28

As of March 23, 2009, there were approximately 604 direct holders of record of our common stock. Based upon the most recent census performed by our stock transfer agent, brokerage houses and other financial institutions hold our common stock for approximately an additional 2,000 shareholders.

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying audited financial statements.

Fifty-Two Weeks Ended December 27, 2008 Compared with Fifty-Two Weeks Ended December 29, 2007

We operate on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein are the fifty-two week period ended December 27, 2008 and the fifty-two week period ended on December 29, 2007.

Net sales for the fifty-two weeks ended December 27, 2008 were $19,609,000, an increase of $459,000, or 2%, from net sales of $19,150,000 for the fifty-two weeks ended December 29, 2007.

Although sales increased in fiscal 2008, our gross profit in fiscal 2008 decreased by $100,000, or 2%, while our gross profit percentage decreased to 27% in fiscal 2008 from 29% in fiscal 2007. The entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries, the general economic situation here in the United States and the cost of petroleum, from which a number of our packaging items are produced. This was partially offset by an increase of freight out expense, which was only marginal despite significant increases in the cost of fuel throughout most of 2008, to $1,430,000 in fiscal 2008 from $1,411,000 in fiscal 2007. This marginal increase is attributable in part to the fact that shipping our frozen dessert novelties from our new ice cream co-packer in Indiana to the West Coast is more cost-effective than shipping them from our third-party Mountville, Pennsylvania warehouse or from our former frozen dessert novelties manufacturer's location, and in part because in some instances we increased the minimum size of orders to customers where we paid the freight, which reduced our shipping costs. While we anticipate that our gross profit will increase due to increased unit sales and higher sales prices in 2009, our expected gross profit percentage will not improve materially due to promotional allowances associated with the planned introduction of new products. We also expect ingredient costs for certain key items and packaging costs to continue at their current high levels.

Selling and warehousing expenses increased by $170,000 to $1,826,000 for fiscal 2008 from $1,656,000 in fiscal 2007. This increase was caused primarily by a $71,000 increase in payroll costs due to the hiring of an additional person in sales and an $81,000 increase in bad debt expense. We anticipate that with the exception of commission expenses and outside warehouse rental expense, which are variable to sales, all other selling expenses in 2009 should remain relatively consistent with our expenses in 2008.

Marketing expenses increased by $204,000 in fiscal 2008 to $557,000 as compared to $353,000 in fiscal 2007. This increase is primarily attributable to a $30,000 increase in television advertising expense for a pilot program in one of our consumer markets and a $194,000 increase in newspaper advertising expense partially offset by a decrease in artwork and plates expense of $26,000. Newspaper advertising expenses increased due to additional costs incurred for advertising in some new advertising venues. We expect marketing expenses to decrease in fiscal 2009.

Product development expenses increased to $590,000 in fiscal 2008 as compared to $481,000 in fiscal 2007. The increase was caused primarily by increases in payroll costs of $48,000, lab costs and supplies of $34,000 and professional fees and outside services of $19,000. Our management expects that product development costs in 2009 will remain consistent with fiscal 2008 costs.

General and administrative expenses were $2,014,000 for fiscal 2008 as compared with $2,233,000 for fiscal 2007, a decrease of $219,000 or 10%. The decrease was primarily due to a $272,000 decrease in stock-based compensation expense as a result of the accounting charge associated with a modification and cash payout for the redemption of a stock option, which was considered additional compensation expense for financial reporting purposes in fiscal 2007. This decrease was partially offset by increases in payroll costs of $38,000 and professional fees and outside services of $45,000. We anticipate that professional fees and outside services, which include legal and accounting fees, will increase in fiscal 2009 primarily due to the costs associated with compliance with the internal controls provisions of The Sarbanes-Oxley Act. Our management expects that general and administrative expenses in 2009 will remain consistent with fiscal 2008 expenses.

Overall, total operating expenses in fiscal 2008 increased to $4,987,000, an increase of $264,000, or 6%, from total operating expenses in fiscal 2007. Total operating expenses in fiscal 2007 were impacted by $272,000 in stock-based compensation expense included in our general and administrative expenses for 2007, the result of an accounting charge associated with a modification and cash pay-out for the redemption of a stock option. Had we not incurred that charge, the increase in total operating expenses from 2007 to 2008 would have been $536,000, or 11%.

Income before income taxes decreased by $364,000 to $435,000 in fiscal 2008 as compared with $799,000 in fiscal 2007 as a result of our reduced gross profit and higher operating expenses.

Income taxes for the current fiscal period were $218,000, or 50% of taxable income, compared to $334,000, or 42% of taxable income, in fiscal 2007. The increase in our effective tax rate in fiscal 2008 was due to permanent differences as well as an increase to our FIN 48 liability.

Liquidity and Capital Resources

At December 27, 2008, our working capital was $3,581,000, a decrease of $876,000 from December 29, 2007. Our current and quick acid test ratios, both measures of liquidity, were 3.4 and 1.2, respectively, at December 27, 2008 compared to 3.6 and 2.1, respectively, at December 29, 2007. We believe our existing cash and cash equivalents on hand at December 27, 2008, and the cash flows expected from operations will be sufficient to support us for at least the next twelve months.

At December 27, 2008, accounts receivable decreased by $417,000 to $1,574,000 from December 29, 2007, reflecting an increase in cash collections and a slight reduction in sales in the fourth quarter of the fiscal year ended December 27, 2008. The average number of days used to collect our gross accounts receivable in fiscal 2008 was 38 days as compared to 46 days in fiscal 2007. At December 27, 2008, inventories increased to $2,334,000 from $1,552,000 at December 29, 2007. The increase in our inventories is due to a buildup in finished goods levels to support our anticipated sales in 2009. Accounts payable and accrued expenses decreased by $236,000 to $1,463,000 at December 27, 2008, from $1,699,000 at December 29, 2007, reflecting a reduction in our purchases of ingredients, packaging and finished goods in the fourth quarter.

Our Board of Directors first instituted a share repurchase program in September 2000 which has to date authorized the repurchase of 1,850,000 shares of our common stock at prevailing market prices. As of December 29, 2007, we had repurchased 1,342,100 shares with a total cost of $4,171,000, or an average price of $3.11 per share. During fiscal 2008, we repurchased an additional 464,124 shares for $1,110,000 or an average price of $2.39. Through March 23, 2009, we have repurchased an additional 12,665 shares for $14,000, bringing the total number of shares cumulatively purchased to 1,818,889 at a total cost of $5,294,000, or an average price of $2.91 per share.

On February 26, 2007, our Board of Directors authorized us to enter into a transaction with Steven Kass, our Chief Financial Officer, whereby Mr. Kass surrendered 175,000 of his stock options that were expiring that month, in consideration for a purchase price of $2.3325 per share, reflecting a 25% discount from the $3.11 closing price of the common stock on February 26, 2007. After subtracting the underlying $.6875 per share exercise price of the options, this resulted in a net buyback price to our company of $1.645 per share, or $287,875. This is reflected as additional cash compensation expense to Mr. Kass. Concurrently, Mr. Kass exercised 150,000 options that were expiring on February 27, 2007 at an exercise price of $.6875 per share ($103,125) and 70,000 options that were expiring on July 30, 2007 at an exercise price of $.9375 per share ($65,625) (consistent with the original terms of the grants). The effect of these two transactions was a net cash outflow of the company to Mr. Kass of $119,125.

We have a $1,000,000 line of credit with Wachovia Bank. Any money borrowed under the line of credit will be at the prime rate of borrowing and any such loans will be secured by the assets of our company. Although management believes that we will be able to fund our operations during 2009 from current resources, there is no guarantee that we will be able to do so, and therefore, we established this facility to support short-term cash flow constraints, if necessary. This agreement will expire on April 30, 2009, but can be renewed for an additional one-year term with the consent of both parties. We intend to extend the facility. There can be no assurances that this facility will be extended. There were no amounts outstanding under this facility at December 27, 2008 or December 29, 2007.

Cash Flows	Year Ended	
	December 27, 2008	December 29, 2007
	(In thousands)	
Net cash (used in) provided by operating activities	$ (151)	$1,041
Net cash (used in) provided by financing activities	(1,110)	169
Net (decrease) increase in cash and cash equivalents	(1,261)	1,210
Cash and cash equivalents at beginning of period	1,499	289
Cash and cash equivalents at end of period	$ 238	$1,499

Cash used in operating activities was $151,000 for the fiscal year ended December 27, 2008 compared with cash provided by operating activities of $1,041,000 for the fiscal year ended December 29, 2007 as the result of our continued investment in building inventories to support the seasonal aspect of our business and the change in production facilities. During the year ended December 27, 2008, we paid bonuses to management of $500,000 and income taxes of $4,000 and in the year ended December 29, 2007, we paid bonuses to management of $500,000.

The $1,110,000 used in financing activities reflects the repurchase of 464,124 shares of our common stock.

As a result of our use of $151,000 in operating activities and $1,110,000 in financing activities in the fiscal year ended December 27, 2008, our cash and cash equivalents declined by $1,261,000 to $238,000.

We believe that we will be able to fund our operations during the next twelve months with cash generated from operations and from borrowings on our line of credit. We believe that these sources will be sufficient to meet our operating and capital requirements during the next twelve months.

Contractual Obligations

We have no contractual obligations at December 27, 2008.

Inflation and Seasonality

We do not believe that our operating results have been materially affected by inflation during the preceding two years. There can be no assurance, however, that our operating results will not be affected by inflation in the future. Our business is subject to minimal seasonal variations with slightly increased sales historically in the second and third quarters of the fiscal year. We expect to continue to experience slightly higher sales in the second and third quarters, and slightly lower sales in the fourth and first quarters, as a result of reduced sales of nondairy frozen desserts during those periods.

Market Risk

We will invest our excess cash, should there be any, in highly rated money market funds which are subject to changes in short-term interest rates.

Off-Balance Sheet Arrangements

None.

Balance Sheets

(In thousands, except for share and per share data)

	December 27, 2008	December 29, 2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 238**	$1,499
Accounts receivable, net of allowance for doubtful accounts and sales promotions of $528 and $430, respectively	**1,574**	1,991
Inventories, net	**2,334**	1,552
Prepaid expenses	**19**	46
Refundable income taxes	**555**	770
Deferred income taxes	**324**	298
Total current assets	**5,044**	6,156
Fixed assets (net of accumulated amortization of $29 and $24)	**19**	24
Other assets	**16**	16
	$5,079	$6,196
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	**$ 398**	$ 633
Accrued expenses	**565**	566
Accrued officers' compensation	**500**	500
Total current liabilities	**1,463**	1,699
Stockholders' equity:		
Preferred stock - par value $.01 per share; authorized 100,000 shares, none issued	**—**	—
Common stock - par value $.01 per share; authorized 15,000,000 shares, issued and outstanding 5,189,343 shares at December 27, 2008 and 5,653,467 shares at December 29, 2007	**52**	57
Additional paid-in capital	**—**	225
Retained earnings	**3,564**	4,215
Total stockholders' equity	**3,616**	4,497
Total liabilities and stockholders' equity	**$5,079**	$6,196

See accompanying notes to financial statements.

Statements of Income

(In thousands, except for per share data)

	Fifty-two weeks ended December 27, 2008	Fifty-two weeks ended December 29, 2007
Net sales	**$19,609**	$19,150
Cost of sales	**14,187**	13,628
Gross profit	**5,422**	5,522
Operating expenses:		
Selling and warehousing	**1,826**	1,656
Marketing	**557**	353
Product development costs	**590**	481
General and administrative	**2,014**	2,233
	4,987	4,723
Income before income taxes	**435**	799
Income taxes	**218**	334
Net income	**$ 217**	$ 465
Weighted average common shares outstanding:		
Basic	**5,476**	5,620
Diluted	**5,716**	5,884
Net income per common share:		
Basic	**$ 0.04**	$ 0.08
Diluted	**$ 0.04**	$ 0.08

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

(In thousands, except for share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances, December 30, 2006	5,433,467	$54	$ 56	$3,900	$ 4,010
Stock option exercise	220,000	3	166	—	169
Stock compensation expense	—	—	3	—	3
Charge to retained earnings upon adoption of FIN 48	—	—	—	(150)	(150)
Net income for period ended December 29, 2007	—	—	—	465	465
Balances, December 29, 2007	5,653,467	57	225	4,215	4,497
Stock compensation expense	—	—	12	—	12
Stock purchases and retirements	(464,124)	(5)	(237)	(868)	(1,110)
Net income for period ended December 27, 2008	—	—	—	217	217
Balances, December 27, 2008	5,189,343	$52	$ 0	$3,564	$ 3,616

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

(In thousands)

	Fifty-two weeks ended December 27, 2008	Fifty-two weeks ended December 29, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$ 217**	$ 465
Adjustments to reconcile net income to net cash flows (used in) provided by operating activities:		
Amortization	**5**	5
Provision for bad debts and sales promotions	**98**	62
Stock compensation expense	**12**	3
Deferred taxes	**(26)**	260
Change in assets and liabilities:		
Accounts receivable	**319**	31
Inventories	**(782)**	1,440
Prepaid expenses and income taxes	**242**	(44)
Accounts payable and accrued expenses	**(236)**	61
Income taxes payable/refundable	**—**	(1,242)
Net cash flows (used in) provided by operating activities	**(151)**	1,041
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from exercise of stock options, net	**—**	169
Purchase of common stock	**(1,110)**	—
Net cash flows provided by (used in) financing activities	**(1,110)**	169
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(1,261)**	1,210
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD	**1,499**	289
CASH AND CASH EQUIVALENTS, AT END OF PERIOD	**$ 238**	$ 1,499
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	**$ 4**	$ 992

See accompanying notes to financial statements.

(In thousands, except for share and per share data)

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Tofutti Brands Inc. ("Tofutti" or the "Company") is engaged in one business segment, the development, production and marketing of nondairy frozen desserts and other food products.

Fiscal Year - The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein are the fifty-two week periods ended on December 27, 2008 and December 29 2007, respectively.

Estimates and Uncertainties - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, sales promotion accruals and inventory reserves. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when goods are shipped from production facilities or outside warehouses to customers. Revenue is recognized when the following four criteria under Staff Accounting Bulletin No. 104 have been met: the product has been shipped and the Company has no significant remaining obligations; persuasive evidence of an arrangement exists; the price to the buyer is fixed or determinable; and collection is probable. Deductions from sales for promotional programs, manufacturers' charge-backs, cooperative advertising programs and other programs are recorded as reductions of revenues and are provided for at the time of initial sale of product. Freight charged to customers is included in revenues, and has generally been insignificant.

Concentration of Credit/Sales Risk - Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and unsecured trade receivables. During the year, the Company's cash balance at a financial institution exceeded the FDIC limit of $100,000. Management believes that the financial institution is financially sound and, accordingly, minimal credit risk exists.

The Company performs ongoing evaluations of its customers' financial condition and does not require collateral. Management feels that credit risk beyond the established allowances at December 29, 2007 is limited.

During the fiscal years ended December 27, 2008 and December 29, 2007, the Company derived approximately 91% and 90%, respectively, of its net sales domestically. The remaining sales in both periods were exports to foreign countries. The Company had sales to one customer representing 19% of net sales during fiscal 2008 and 20% of net sales during fiscal 2007. In addition, a significant portion of the Company's sales are to several key distributors, which are large distribution companies with numerous divisions and subsidiaries who act independently. Such distributors as a group accounted for 31% and 55% of the Company's net sales for the years ended December 27, 2008 and December 29, 2007. The accounts receivable balance of one customer represented approximately 26% of total accounts receivable at December 27, 2008.

Accounts Receivable - The majority of the Company's accounts receivables are due from distributors (domestic and international) and retailers. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are most often due within 30 to 90 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The Company does not accrue interest on accounts receivable past due.

Cash and Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Reserves for slow moving and obsolete inventories are provided based on historical experience, shelf life and product demand. The Company periodically reviews inventories and establishes reserves for obsolescence based on forecasted sales and market trend.

(In thousands, except for share and per share data)

The Company purchased approximately 30% and 15% of its finished products from one supplier and 18% and 17% of its finished goods from another supplier during the periods ended December 27, 2008 and December 29, 2007, respectively.

Fixed Assets - Fixed assets consist of leasehold improvements. Amortization is provided by charges to income using the straight-line method over the useful life of ten years.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if there is uncertainty as to the realization of deferred tax assets. FASB Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" was adopted December 31, 2006. This requires the Company to measure the impact of all uncertain tax positions at the date of adoption and record a liability for the amount of potential exposure, offset by a direct charge to retained earnings. At adoption, the Company recognized a direct charge of $150 to retained earnings and accrued expenses. Thereafter, any changes to the required amount of the liability recorded to recognize the potential exposures are recognized as a charge or credit to income tax expense. The Company had approximately $25 of accrued interest and penalties related to uncertain tax positions. Interest and penalties related to uncertain tax positions are recognized as a component of income tax expense.

Net Income Per Share - Basic earnings per common share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options. For the periods ended December 27, 2008 and December 29, 2007, stock equivalents of 10,000 shares were excluded from the diluted earnings per share calculations since the effect was anti-dilutive, because the strike price of these options was greater than the quoted market value at such date.

	Fifty-two Weeks Ended December 29, 2007	Fifty-two Weeks Ended December 29, 2007
Net income, numerator, basic and diluted computation	**$ 217**	$ 465
Weighted average shares – denominator basic computation	**5,476**	5,620
Effect of dilutive stock options	**240**	264
Weighted average shares, as adjusted – denominator diluted computation	**5,716**	5,884
Net income per common share:		
Basic	**$ 0.04**	$ 0.08
Diluted	**$ 0.04**	$ 0.08

Stock Based Compensation -The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*. The Company uses the Black-Scholes option pricing model to measure the estimated fair value of the options under SFAS No. 123(R). The compensation expense, less forfeitures, is being recognized over the service period on a straight-line basis.

Fair Value of Financial Instruments - The fair value of financial instruments, which primarily consist of cash and equivalents, accounts receivable and accounts payable are stated at their carrying values. The carrying amounts approximate fair value because of the short-term maturity of those instruments.

Freight Costs - Freight costs to ship inventory to customers and to outside warehouses amounted to $1,430 and $1,411 during the periods ended December 27, 2008 and December 29, 2007, respectively. Such costs are included in costs of goods sold.

(In thousands, except for share and per share data)

Advertising Costs - The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $267 and $39 during the periods ended December 27, 2008 and December 29, 2007, respectively.

Product Development Costs - Costs of new product development and product redesign are charged to expense as incurred.

Recent Accounting Pronouncements - In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations,* which will become effective for business combination transactions having an acquisition date on or after January 1, 2009. This standard requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective fair values. The Statement requires acquisition-related costs, as well as restructuring costs the acquirer expects to incur for which it is not obligated at acquisition date, to be recorded against income rather than included in purchase-price determination. It also requires recognition of contingent arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in income. The Company do not expect the adoption of SFAS No. 141 to have a material effect on it, as no acquisitions are currently contemplated.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,* which will become effective for us January 1, 2009, with retroactive adoption of the Statement's presentation and disclosure requirements for existing minority interests. This standard will require ownership interests in subsidiaries held by parties other than the parent to be presented within the equity section of the consolidated balance sheet but separate from the parent's equity. It will also require the amount of consolidated net income attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated income statement. Certain changes in a parent's ownership interest are to be accounted for as equity transactions and when a subsidiary is deconsolidated, any noncontrolling equity investment in the former subsidiary is to be initially measured at fair value. The Company does not anticipate the implementation of SFAS No. 160 will significantly change the presentation of its financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions*, which became effective for us on December 30, 2007. This FSP excludes FASB Statement No. 13, *Accounting for Leases*, and its related interpretive accounting pronouncements from the provisions of SFAS No. 157. Implementation of this standard did not have a material effect on the Company's financial statements.

In February 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157,* which delays our January 1, 2008 effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. Implementation of this standard is not expected to have a material effect on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133" ("SFAS No. 161"), which amends and expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to require qualitative disclosure about objectives and strategies in using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about the underlying credit-risk-related contingent features in derivative agreements. SFAS No. 161 is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. Implementation of this standard did not have a material effect on the Company's financial statements.

(In thousands, except for share and per share data)

NOTE 2: INVENTORIES

Inventories consist of the following:

	December 27, 2008	December 29, 2007
Finished products	**$2,009**	$1,048
Raw materials and packaging	**325**	504
	$2,334	$1,552

NOTE 3: STOCK OPTIONS

The 1993 Stock Option Plan (the "1993 Plan") provides for the grant to key employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant of non-qualified stock options to key employees and consultants. No grants have been made under the 1993 Plan since 2003.

The Company's shareholders adopted the 2004 Non-Employee Directors' Stock Option Plan (the "2004 Directors' Plan") on June 3, 2004. The purpose and intent of the 2004 Directors' Plan is to attract and retain the best available individuals as non-employee directors of the Company, to provide additional incentive to non-employee directors to continue to serve as directors and to encourage their continued service on the Board. All options granted under 2004 Directors' Plan are "non-statutory stock options." The maximum aggregate number of shares of common stock which may be issued under the 2004 Directors' Plan is 100,000 shares. See Note 6 for discussion of 2007 stock option repurchase and exercise to an officer.

In 2007, 41,000 non-qualified stock options were granted to two non-employee directors with a fair value at grant date of $2.90, using the following assumptions: Dividend rate = 0%, expected life = 5, risk free interest = 3.81% and volatility = 14.43%.

There were no stock options granted in 2008.

The following is a summary of stock option activity from December 30, 2006 to December 27, 2008:

	Incentive Options		Non-Qualified Options		
	Shares	Weighted Average Exercise Price ($)	Shares	Weighted Average Exercise Price ($)	Total Aggregate Intrinsic Value ($)
Outstanding at December 30, 2006	805,000	0.90	46,000	3.06	1,730
Exercised in 2007	(220,000)	0.77	—	—	—
Forfeited in 2007	—	—	(26,000)	3.09	—
Surrendered and repurchased in 2007	(175,000)	0.69	—	—	—
Granted in 2007	—	—	41,000	2.90	—
Outstanding at December 29, 2007	410,000	1.06	61,000	2.94	664
Exercisable at December 29, 2007	410,000	—	27,000	—	755
Outstanding at December 27, 2008	410,000	1.06	61,000	2.94	138
Exercisable at December 27, 2008	410,000	—	44,000	—	161

(In thousands, except for share and per share data)

The following table summarizes information about stock options outstanding at December 27, 2008:

Range of Exercise Prices ($)	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price ($)	Number Exercisable
1.0625	410,000	0.25	1.0625	410,000
3.14	10,000	1.08	3.14	10,000
2.90	10,000	2.42	2.90	3,334
2.90	41,000	3.83	2.90	13,666
1.0625 – 3.14	471,000	0.35	1.31	437,000

The aggregate unrecognized stock-based compensation charge at December 27, 2008 is approximately $19 expected to be expensed over two years.

NOTE 4: LEASES

The Company's facilities are located in a modern one-story facility in Cranford, New Jersey. The 6,200 square foot facility houses its administrative offices, a warehouse, walk-in freezer and refrigerator, and a product development laboratory and test kitchen. The Company's lease agreement expired on July 1, 1999, but it continues to occupy the premises under the terms of that agreement, subject to a six month notification period for the landlord or for the Company with respect to any changes. The Company currently has no plans to enter into a long-term lease agreement for the facility. Rent expense was $80 in 2008 and $80 in 2007. The Company's management believes that the Cranford facility will continue to satisfy its space requirements for the foreseeable future and that if necessary, such space can be replaced without a significant impact to the business.

NOTE 5: INCOME TAXES

The components of income tax expense (benefit) for the fiscal years ended December 27, 2008 and December 29, 2007 are as follows:

	December 27, 2008	December 29, 2007
Current:		
Federal	**$195**	$ (4)
State	**49**	78
	244	74
Deferred:		
Federal	**(14)**	232
State	**(12)**	28
	(26)	260
Total income tax expense	**$218**	$334

A reconciliation between the expected federal tax expense at the statutory tax rate of 34% and the Company's actual tax expense for the periods ended December 27, 2008 and December 29, 2007 follows:

	December 27, 2008	December 29, 2007
Income tax expense computed at federal statutory rate	**$148**	$272
State income taxes, net of federal income tax benefit	**24**	48
Permanent and other items	**21**	3
Under-accrual of prior year	**—**	(14)
Addition to FIN 48 provision	**25**	25
	$218	$334

Deferred tax asset at December 27, 2008 and December 29, 2007 consist of the following components:

	December 27, 2008	December 29, 2007
Allowance for doubtful accounts	**$211**	$128
Inventory	**113**	115
Credits for tax paid to other jurisdictions	**—**	55
Deferred tax asset	**$324**	$298

The Company adopted the provisions of FIN 48 on December 31, 2006, the first day of the Company's fiscal year. As a result of the implementation of FIN 48, the Company recognized a $150 increase in the liability

(In thousands, except for share and per share data)

for unrecognized tax benefits, which was accounted for as a reduction to the December 31, 2006 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 29, 2007	$419
Additions based on tax positions related to the current year	25
Balance at December 27, 2008	$444

The Company accounts for penalties or interest related to uncertain tax positions as part of its provision for income taxes. The Company has accrued for penalties or interest for the U.S. (both Federal and State) as of December 27, 2008 and December 29, 2007. The Company believes that its unrecognized tax benefits would have an impact on the effective tax rate.

The provision at December 27, 2008 for uncertain tax positions is included in accrued expenses. The Company's federal and state tax returns are open to examination for the years 2004 to 2007, however, the Internal Revenue Service commenced an examination of the Company's federal income tax returns for 2005, 2006 and 2007 in 2009.

NOTE 6: RELATED PARTY TRANSACTIONS

On February 26, 2007, the Board of Directors authorized the Company enter into a transaction with Steven Kass, our Chief Financial Officer, whereby Mr. Kass surrendered 175,000 of his stock options that were expiring on February 27, 2007, at a purchase price of a 25% discount from the $3.11 closing price of the common stock on February 26, 2007, or $2.3325 per share. After subtracting the underlying cost of the options, $.6875, this resulted in a net buyback price to the Company of $1.645 per share, or $287.9. This is reflected as an additional cash compensation expense to Mr. Kass as a result of the modification to the option terms and repurchase by the Company. Concurrently, Mr. Kass exercised 150,000 options that were expiring on February 27, 2007 at an exercise price of $.6875 per share ($103.1) and 70,000 options that were expiring on July 30, 2007 at an exercise price of $.9375 per share ($65.7), for a combined total proceeds to the Company of $168.8. The effect of these two transactions was a net cash outflow of the Company to Mr. Kass of $119.1.

NOTE 7: LINE OF CREDIT

The Company established a $1,000 line of credit with Wachovia Bank in April 2006, which was renewed for an additional year effective April 30, 2007. As of March 23, 2009, the Company has not used the line of credit. If the line of credit is drawn upon, the underlying promissory note becomes due and payable in consecutive monthly payments of accrued interest only, commencing, and continuing on, the same day of each month thereafter until fully paid. The line of credit may be used to finance working capital of the Company and interest on the unpaid balance shall accrue at Wachovia's Prime Rate. The line of credit is secured by all of the personal property of the registrant including, without limitation, all accounts, equipment, accessions, inventory, chattel paper, instruments, investment property, documents, letter-of-credit rights, deposit accounts, and general intangibles, wherever located.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheets of Tofutti Brands Inc. as of December 27, 2008 and December 29, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the fifty-two week periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands, Inc. as of December 27, 2008 and December 29, 2007, and the results of its operations and its cash flows for the fifty-two week periods then ended, in conformity with United States generally accepted accounting principles.

AMPER, POLITZINER & MATTIA, LLP

Edison, New Jersey
March 26, 2009

Tofutti Brands Inc.

Corporate Directory

Officers and Directors

David Mintz
President, Chief Executive Officer and Chairman of the Board of Directors

Steven Kass
Chief Financial Officer, Secretary and Treasurer

Neal S. Axelrod, C.P.A.
Director
Chairman, Audit Committee

Joseph Fischer
FMM Investments
Director

Aaron Forem, President
Wuhl Shafman Lieberman Co.
Director

Philip Gotthelf, President
EQUIDEX Incorporated and EQUIDEX Brokerage Group
Director

Reuben Rapoport
Director

Franklyn Snitow, Esq.
Snitow Kanfer Holtzer & Millus, LLP
Director

Corporate Headquarters

Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400 (telephone)
908-272-9492 (facsimile)
info@tofuttibrands.com (e-mail)
www.tofutti.com (website)

Independent Auditors

Amper, Politziner & Mattia, LLP
2015 Lincoln Highway
P.O. Box 988
Edison, New Jersey 08818

General Counsel

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

Stock Information

American Stock Exchange Symbol: TOF

Form 10-K

Shareholders may obtain copies of our 2008 Annual Report on Form 10-K without charge by writing to:
Steven Kass, Secretary
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016
or emailing their request to: info@tofutti.com

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400